SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2011

Seawell Limited

Par-la-Ville Place, 14 Par-la-Ville Road

Hamilton HM 08

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.7 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-1172429) OF SEAWELL LIMITED.

Exhibits

99.1	“SEAW - Merger with Allis-Chalmers Energy Inc.,” press release dated January 25, 2011

99.2	“SEAW - Seawell Acquires Universal Wireline for USD 25.5 Million,” press release dated January 27, 2011

99.3	“SEAW - Report for the 4th quarter 2010 and Preliminary Results for 2010,” press release dated February 17, 2011

99.4	“Seawell - Completion of Merger with Allis-Chalmers Energy Inc.,” press release dated February 24, 2011

99.5	“Seawell Announces 4th Quarter 2010 and Preliminary 2010 Results,” press release dated February 24, 2011

99.6	Seawell Limited 4th Quarter 2010 and Preliminary 2010 Results

99.7	Seawell Limited Unaudited Interim Financial Statements

99.8	“Seawell - Completion of Share Capital Increase Following from the Merger with Allis-Chalmers Energy Inc.,” press release dated March 4, 2011

99.9	“Seawell - Share Capital Increase - Exercise of Options,” press release dated March 9, 2011

99.10	“SEAW - Allis-Chalmers Energy Inc. 10-K Filing,” press release dated March 16, 2011

99.11	“SEAWELL - Share Capital Increase - Exercise of Options,” press release dated March 23, 2011

99.12	“Seawell Limited Announces Change in Control Notice and Offer to Purchase for Allis-Chalmers Energy Inc. Senior Notes,” press release dated March 24, 2011

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may contain forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seawell management’s examination of historical operating trends. Included among other factors that in Seawell’s view could cause actual results to differ materially from the forward-looking statements contained in this document are the following: the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, government regulations, changes in economical conditions or political events, inability of Seawell to obtain financing for new investments on favorable terms, changes of the spending plan of Seawell’s customers, changes in Seawell’s operating expenses including crew wages, insurance, repairs and maintenance, failure of yards to comply with delivery schedules on a timely basis and other risks indicated in the risk factors included in Seawell’s registration statement on Form F-4, filed with the US Securities and Exchange Commission on January 24, 2011, and other filings with the US Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAWELL LIMITED (Registrant)
By: Seawell Management (US) LLC

Date: March 31, 2011

/s/ Max Bouthillette
Name: Max Bouthillette
Title: Executive Vice President and General Counsel

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Exhibit 99.1

SEAW - Merger with Allis-Chalmers Energy Inc.

Allis-Chalmers Energy Announces Record Date and Meeting Date for Special Meeting of

Stockholders in Connection with Merger

Hamilton, Bermuda (January 25, 2011)

Reference is made to news release of August 13, 2010 where Seawell Limited (OSE: SEAW) and Allis-Chalmers Energy Inc. (NYSE: ALY) announced that their Boards of Directors had unanimously approved a definitive merger agreement providing for the acquisition of Allis-Chalmers by Seawell

Allis-Chalmers today announced that it has established a record date and a meeting date for the special meeting of its stockholders to consider and vote upon, among other things, the proposal to adopt the previously announced Agreement and Plan of Merger, dated as of August 12, 2010, among Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers would become a subsidiary of Seawell.

Allis-Chalmers stockholders of record at the close of business on Friday, January 14, 2011, will be entitled to notice of the special meeting and to vote at the special meeting. The special meeting will be held on Wednesday, February 23, 2011, at 10:00 a.m. local time.

In addition to the approval of Allis-Chalmers’ stockholders, the completion of the transaction is subject to customary closing conditions.

Additional Information and Where to Find It

In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell has filed with the SEC a Registration Statement on Form F-4 that includes a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell. The definitive proxy statement / prospectus can be obtained free of charge at the SEC’s website (www.sec.gov). Seawell and Allis-Chalmers expect to mail the definitive proxy statement/prospectus to the Allis-Chalmers stockholders on or about January 25, 2011. Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You will shortly obtain these documents, free of charge, from Seawell’s website (www.seawellcorp.com) under the tab “Investors.” You may also obtain these documents, free of charge, from Allis-Chalmers’ website (www.alchenergy.com) under the tab “For Investors” and then under the heading “SEC Filings.”

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell Limited, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

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Exhibit 99.2

SEAW - Seawell Acquires Universal Wireline for USD 25.5 Million

The acquisition will expand Seawell’s Cased Hole Wireline and Slickline service offering in the

United States.

Hamilton, Bermuda (January 27, 2011)

Seawell Limited (OSE: SEAW) today announced the acquisition of Universal Wireline from Patterson-UTI for USD 25.5 million on a debt and cash free basis.

Seawell used existing cash reserves to complete the acquisition.

Universal Wireline will be merged with recently acquired Gray Wireline expanding the capabilities of the largest pure play cased hole wireline company in the U.S. The combined companies will command one of the youngest fleets in the industry with a total of 136 wireline units and 6 offshore skids. Gray’s 23 operating districts cover over 85% of all active U.S. drilling rigs and generate a balanced revenue stream from liquids and gas. The company is a leading provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin.

The Universal acquisition contributes 26 wireline units — including 22 Artex built hydraulic units with an average age of less than 3 years and 4 mechanical units specific to work in Appalachia; 17 crane trucks with an average age of less than 3 years; and a wide assortment of logging and wireline tools. Universal also expands Gray’s area of operation by adding new districts in Rosharon and Alice in Texas; Dunbar and Buckhannon in West Virginia; and Tioga, in North Dakota.

Seawell’s Chairman, Jorgen Rasmussen, said: “We are pleased to welcome Universals employees to Seawell. Gray Wireline and Universal have a strong and talented team for the U.S. cased hole wireline market. We look forward to servicing Universal’s customers and to introduce our latest technology in production logging to them. Universal adds five districts strategically located to serve customers in the shale markets. “

Gray Wireline’s President, Mark Harris, added: “Gray is now ideally positioned to leverage the immediate opportunities in the U.S. market. The combination of Gray and Universal strengthens our employee and equipment base, and the commitment to our customers.”

Alpha Corporate Finance acted as Seawell’s financial advisors. Seawell’s legal advisors are Skadden, Arps, Slate, Meagher & Flom LLP.

Contacts for Seawell:

Jorgen Rasmussen +47 51 30 80 00

Thorleif Egeli +47 51 30 80 00

http://www.seawellcorp.com

http://www.graywireline.com

About Seawell Limited

“For the life of your well” — Seawell combines radical technology with the experience and skills of exceptional people to deliver a compelling range of products and services throughout the life of the well. Our specialist in Drilling, Engineering and Well services are focused on delivering wells safely and efficiently, securing well integrity and enhancing well performance: each service contributes to

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extending the productive life of your vital assets. Underpinning this activity is a deep commitment to continuous improvement; of the people, processes and technology that enable the quality of service we provide. And to innovation; to develop the solutions and technologies needed to overcome the challenges faced by our customers. In all we do, safety is paramount. The safety of people and the environment. Now and in the future.

Seawell is listed on the Oslo Stock Exchange with ticker symbol SEAW.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

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Exhibit 99.3

SEAW - Report for the 4th quarter 2010 and preliminary results for 2010

Hamilton, Bermuda, February 17, 2011.

Seawell’s fourth quarter and preliminary 2010 results are scheduled to be released on Thursday February 24, 2011 before the start of trading on the Oslo Stock Exchange.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

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Exhibit 99.4

Seawell - completion of merger with Allis-Chalmers Energy Inc.

Hamilton, Bermuda (February 24, 2011)

Seawell Limited (OSE: SEAW) and Allis-Chalmers Energy Inc. (NYSE: ALY) announced today that the Allis-Chalmers stockholders approved the proposals related to the proposed merger of Allis-Chalmers into Wellco Sub Company, a wholly owned subsidiary of Seawell, at the special meeting held for such purpose yesterday, and that the merger has been completed.

Each share of Allis-Chalmers stock will be converted into either $4.25 in cash or 1.15 common shares of Seawell, depending on elections made by the Allis-Chalmers stockholders. Seawell and Allis-Chalmers anticipate that the final election results will be determined by March 4, 2011 and that the new common shares will be issued and tradable by the same date.

Based on the preliminary election results, approximately 97% of Allis-Chalmers stockholders elected to receive Seawell common shares and, as a result, Seawell may issue approximately 99 million common shares in connection with the merger. In addition approximately 1.75 million Allis-Chalmers options could be converted into approximately 2 million Seawell options pursuant to the merger.

Upon the effective time of the merger, the size of the Board of Directors was increased from six to nine members in accordance with the provisions of the merger agreement, and Alf Ragnar Løvdal resigned from the Board of Directors. The following individuals were elected to the Board of Directors to fill the four vacancies: Saad Bargach, John Reynolds, Alejandro P. Bulgheroni and Giovanni Dell’Orto. Jorgen Peter Rasmussen resigned as Chairman and will remain as a Director. Saad Bargach was appointed Chairman. Tor Olav Trøim resigned as Deputy Chairman and will remain as a Director. Fredrik Halvorsen was appointed Deputy Chairman.

Seawell has on 25 November 2010, published a prospectus in connection with the listing of the company’s shares on the Oslo Stock Exchange and the listing of the new common shares issued in connection with completion of the merger.

Contact:

Jorgen Peter Rasmussen, +47 51 30 80 00

Thorleif Egeli, +47 51 30 80 00

Lars Bethuelsen, +47 51 30 80 00

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

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Exhibit 99.5

Seawell announces 4th quarter 2010 and preliminary 2010 results

Hamilton, Bermuda (February 24, 2011)

Fourth Quarter Highlights

•	The quarter produced Operating revenues of NOK1,029.3 million, an increase of 9.7% sequentially and 41% year on year.

•	Fourth quarter EBITDA of NOK118.9 million including NOK15.5 million one time items related to the merger with Allis Chalmers. Operating EBITDA at NOK134,4 million for the quarter.

•	Net profit for the quarter of NOK0.9 million.

•	Acquired Gray Wireline for USD160.5 million (inclusive of USD 3 million in cash) to expand the Cased Hole Wireline and Slickline service offering in the United States.

Year 2010 Highlights

•	2010 Operating Revenues of NOK3,687.5 million representing a 19% year on year increase

•	2010 EBITDA of NOK521.9 million including NOK29.4 million one time items. Operating EBITDA at NOK551.3 million for the year 2010

Other events

•	Allis-Chalmers Energy Inc. (formerly NYSE:ALY) merger agreement executed in August 2010 was approved by ALY shareholders 23 February and the merger is now completed.

•	On 27 January Seawell acquired Universal Wireline for USD 25.5 million on a debt and cash free basis.

•	The Board propose to change the name of the new combined company to Archer Limited.

The Company will continue to trade on the OSE as SEAW until the name change has been approved by shareholders, and will then trade with the ticker ARCHER.

Archer is managed by the following executive team:

Jørgen Peter Rasmussen, Chief Executive Officer

Thorleif Egeli, Chief Operating Officer

Lars Bethuelsen, Chief Financial Officer

Max Bouthillette, General Counsel

Carlos Calad, VP for Marketing and Sales

Gunnar Lemvik, Senior VP for Human Resources and Chief Information Officer

Steve Russell, VP for Operational Personnel Management and Supply Chain

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“We are very pleased with the closure of the merger with Allis Chalmers, and the launch of a new brand, a strong positioning into the well company and proud to be ready to service our customers all over the world,” says Jorgen Peter Rasmussen, CEO and President Archer, The well company

Financial Statements

Fourth Quarter Operating Results

Consolidated revenues in the fourth quarter were NOK1,263.2 million compared to NOK1,069.9 million in the previous quarter. EBITDA for the fourth quarter amounted to NOK118.9 million including NOK15.5 million in acquisition and integration costs. Wireline and logging services continued to exceed expectations in the fourth quarter, while the results from engineering were below expectations.

Preliminary 2010 Operating Results

Consolidated revenues for the year 2010 were NOK4,328.9 million compared to NOK3,824.8 million in 2009. EBITDA for the year 2010 amounted to NOK521.9 compared to NOK490.9 in 2009. The EBITDA number absorbs NOK 29,4 in costs related to one off items. The company experienced growth in revenues and results from all operations in 2010. There were however some pressure on margins particular in Drilling Services division.

Net Financial Items

Interest expense for the fourth quarter was NOK53.9 million, including financing fees of NOK39.4 million, compared to NOK30.0 million, including financing fees of NOK10.2 million in the third quarter. Excluding financing fees, interest expense decreased in the fourth quarter as a result of reduced net interest bearing debt. Other financial items for the fourth quarter were expenses of NOK 5.3 million compared to NOK109.8 million for the third quarter, mainly related to unrealised foreign exchange losses.

Cash Flow

Cash and cash equivalents, excluding restricted cash, totalled NOK1,023.6 million for the fourth quarter compared to NOK1,369.6 million for the previous quarter. Cash flow from operations and current asset reduction amounts to a total of NOK 625. This has been offset by cash consideration of USD160.5 million paid for Gray Wireline in December.

Multi-Currency Term and Revolving Credit Facility Agreement

In November, Seawell executed a five-year USD550 million multi-currency term and revolving facilities agreement with a syndicate of banks. The purpose of the new facilities is to finance the existing operation but also the additional indebtness triggered by taking over Allis Chalmers and its subsidaries.

Share Capital

A total of 225,400,050 shares of par value $2.00 each were issued and outstanding as of December 31, 2010. In addition, approximately 99 million shares (97% share consideration) will be issued in connection with the merger with Allis-Chalmers. In addition, a total of 6,507,000 options were outstanding as of December 31st and a further 3,770,000 options were granted January 3, 2011 under the company’s long-term employee incentive plans.

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Merger with Allis-Chalmers Energy Inc.

Seawell announced on August 12, 2010 the execution of a definitive merger agreement providing for the acquisition of Allis-Chalmers Energy Inc. (NYSE: ALY) by Seawell. The combined company’s Drilling and Well Services comprising more than 7000 employees operates in more than 30 of the world’s key oil and gas regions. The merger is effective as of 23 February.

The combined company’s new Chief Executive Officer and President is Jørgen Peter Rasmussen and the Chief Operating Officer and Executive Vice-President is Thorleif Egeli.

Allis-Chalmers stand alone revenues in the fourth quarter were USD186 million, an increase of 6,9% sequentially and 44.9% year on year. Revenues for the year 2010 were USD659 million compared to USD506 million in 2009, an increase of 30.3%. The operational EBITDA was USD 33.2 million before one time charges and merger cost in the fourth quarter and USD121.3 for the year 2010. Total one off cost were USD 23.8 million for the quarter including loss on asset disposition of USD 10.6 million and USD 34.1 million for the year. Allis-Chalmers reported a net loss for the year of USD42 million after one off costs.

Supplemental unaudited financial information for the forth quarter and twelve months ending 31 December 2010 for Allis-Chalmers is included as an attachment after the unaudited financial statements below.

Acquisition of Gray Wireline

Seawell Limited announced December 16, 2010 the acquisition of Gray Wireline from Centre Partners for an Enterprise value of 160.5 million. Seawell used existing cash reserves to complete the acquisition. For the twelve months ending December 31, 2010, Gray Wireline reported unaudited stand alone revenues of USD95.4 million and EBITDA of USD19.2 million.

Gray Wireline is the largest independent cased hole wireline company in the U.S. The Company is a leading provider of a full range of cased-hole wireline services in the Permian basin and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales. The Company also operates offshore units out of Louisiana.

Gray senior executives average over 25 years of experience in wireline operations and services and lead a solid core of regional and district managers, engineers and operators with a total of 390 employees. Gray positions Seawell to become a complete cased hole wireline solutions provider in the U.S. land market. In addition, Gray will serve as a distribution network for our TecWel logging technologies and C6-Technologies products and services in the US.

Attachment: 2010 4Q Results

For further information, please contact:

Jorgen Peter Rasmussen, +47 51 30 80 00

Thorleif Egeli, +47 51 30 80 00

Lars Bethuelsen, +47 51 30 80 00

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

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Exhibit 99.6

Seawell Limited (SEAW) Fourth Quarter and preliminary 2010 Results

Fourth Quarter Highlights

•	The quarter produced Operating revenues of NOK1,029.3 million, an increase of 9.7% sequentially and 41% year on year

•	Fourth quarter EBITDA of NOK118.9 million including NOK15.5 million one time items related to the merger with Allis Chalmers. Operating EBITDA at NOK134,4 million for the quarter

•	Net profit for the quarter of NOK0.9 million

•	Acquired Gray Wireline for USD160.5 million to expand the Cased Hole Wireline and Slickline service offering in the United States

Year 2010 Highlights

•	2010 Operating Revenues of NOK3,687.5 million representing a 19% year on year increase

•	2010 EBITDA of NOK521.9 million including NOK29.4 million one time items. Operating EBITDA at NOK551.3 million for the year 2010

Other events

•	Allis-Chalmers (NYSE:ALY) merger agreement executed in August 2010 was approved by the ALY shareholders 23 February and the merger is now effective

•	On January 27, 2011 Seawell Acquired Universal Wireline for USD 25.5 million on a debt and cash free basis

•	The Board propose to change the name of the new combined company to ARCHER Limited

Financial Statements

Fourth Quarter Operating Results

Consolidated revenues in the fourth quarter were NOK1,263.2 million compared to NOK1,069.9 million in the previous quarter. EBITDA for the fourth quarter amounted to NOK118.9 million including NOK15.5 million in acquisition and integration costs. Wireline and logging services continued to exceed expectations in the fourth quarter, while the results from engineering were below expectations.

Preliminary 2010 Operating Results

Consolidated revenues for the year 2010 were NOK4,328.9 million compared to NOK3,824.8 million in 2009. EBITDA for the year 2010 amounted to NOK521.9 compared to NOK490.9 in 2009. The EBITDA number absorbs NOK 29,4 in costs related to one off items. The company experienced growth in revenues and results from all operations in 2010. There were however some pressure on margins particular in Drilling Services division.

Net Financial Items

Interest expense for the fourth quarter was NOK53.9 million, including financing fees of NOK39.4 million, compared to NOK30.0 million, including financing fees of NOK10.2 million in the third quarter. Excluding financing fees, interest expense decreased in the fourth quarter as a result of reduced net interest bearing debt. Other financial items for the fourth quarter were expenses of NOK 5.3 million compared to NOK109.8 million for the third quarter, mainly related to unrealised foreign exchange losses.

Cash Flow

Cash and cash equivalents, excluding restricted cash, totalled NOK1,023.6 million for the fourth quarter compared to NOK1,369.6 million for the previous quarter. Cash flow from operations and current asset reduction amounts to a total of NOK 625. This has been offset by cash consideration of USD160.5 million paid for Gray Wireline in December.

Multi-Currency Term and Revolving Credit Facility Agreement

In November, Seawell executed a five-year USD550 million multi-currency term and revolving facilities agreement with a syndicate of banks. The purpose of the new facilities is to finance the existing operation but also the additional indebtness triggered by taking over Allis Chalmers and its subsidaries.

Share Capital

A total of 225,400,050 shares of par value $2.00 each were issued and outstanding as of December 31, 2010. In addition, approximately 99 million shares (97% share consideration) will be issued in connection with the merger with Allis-Chalmers. In addition, a total of 6,507,000 options were outstanding as of December 31st and a further 3,770,000 options were granted January 3, 2011 under the company’s long-term employee incentive plans.

Merger with Allis-Chalmers Energy Inc.

Seawell announced on August 12, 2010 the execution of a definitive merger agreement providing for the acquisition of Allis-Chalmers Energy Inc. (NYSE: ALY) by Seawell. The combined company’s Drilling and Well Services comprising more than 7000 employees operates in more than 30 of the world’s key oil and gas regions. The merger is effective as of 23 February.

The combined company’s new Chief Executive Officer and President is Jørgen Peter Rasmussen and the Chief Operating Officer and Executive Vice-President is Thorleif Egeli.

Allis-Chalmers stand alone revenues in the fourth quarter were USD186 million, an increase of 6,9% sequentially and 44.9% year on year. Revenues for the year 2010 were USD659 million compared to USD506 million in 2009, an increase of 30.3%. The operational EBITDA was USD 33.2 million before one time charges and merger cost in the fourth quarter and USD121.3 for the year 2010. Total one off cost were USD 23.8 million for the quarter including loss on asset disposition of USD 10.6 million and USD 34.1 million for the year. Allis-Chalmers reported a net loss for the year of USD42 million after one off costs.

Supplemental unaudited financial information for the forth quarter and twelve months ending 31 December 2010 for Allis-Chalmers is included as an attachment after the unaudited financial statements below.

Acquisition of Gray Wireline

Seawell Limited announced December 16, 2010 the acquisition of Gray Wireline from Centre Partners for an Enterprise value of 160.5 million. Seawell used existing cash reserves to complete the acquisition. For the twelve months ending December 31, 2010, Gray Wireline reported unaudited stand alone revenues of USD95.4 million and EBITDA of USD19.2 million.

Gray Wireline is the largest independent cased hole wireline company in the U.S. The Company is a leading provider of a full range of cased-hole wireline services in the Permian basin and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales. The Company also operates offshore units out of Louisiana.

Gray senior executives average over 25 years of experience in wireline operations and services and lead a solid core of regional and district managers, engineers and operators with a total of 390 employees. Gray positions Seawell to become a complete cased hole wireline solutions provider in the U.S. land market. In addition, Gray will serve as a distribution network for our TecWel logging technologies and C6-Technologies products and services in the US.

Operational Report

Drilling Services

Operating revenues, excluding reimbursable, in the fourth quarter were NOK809.6 million compared to NOK770.6 million in the previous quarter. The operating profit was NOK62.5, before allocating merger and integration costs of NOK10.9 million, compared to an operating profit of NOK84.0 before allocation of merger and integration costs in the previous quarter.

We performed drilling operations on 15 platforms in the North Sea during the quarter and this was in line with the previous quarter. Quality and safety indicators remained sound throughout the quarter.

The Peregrino B operations offshore Brazil started up and subsequently completed setting of 14 conductors. In December we successfully started drilling operations and completed the 22” and 12  1/4” hole sections. Peregrino A completed commissioning in December and started conductor setting operations. Both “A & B” platforms are now on full day rate.

Completion of Phase 2 of the 2020 late life project for Stafjord C has experienced challenges, with delays in equipment delivery from vendors and technical problems with the design and fabrication of some equipment components. Resolving these issues has delayed completion of the project with knock-on delays in the commencement of the Statfjord B modifications. The operational and financial performance in the second half of 2010 has been below expectations and management is taking specific action to improve the performance going forward.

Seawell ordered its first modular drilling rig in February 2008 from Streicher GmbH in Germany with total capital expenditure of approximately USD50 million. The modular rig is in the final stages of commissioning and acceptance testing of the rig is scheduled for the second quarter of 2011. We remain in conversation with potential clients in the North Sea and selected areas internationally but to date, no contract has been secured due to either technical or timing issues. The Board is disappointed with the fact that the Company so far has not secured employment for the rig but remain cautiously optimistic as the higher oil price will encourage infield drilling.

Well Services

Operating revenues in the fourth quarter were NOK227.5 million compared to NOK167.4 million in the previous quarter. Operating profits were NOK35.1 million, after deducting C6 research and engineering expenses of NOK2 million, but before allocated merger cost of NOK4.7 million.

The cased hole logging operations continued to grow faster spurred by high international demand, the new Well Performance Eye and a broader product and service portfolio. Growth in Oiltools was negatively influenced by the lack of drilling activities in the Gulf of Mexico, but gained a full V0 certification by BP, and started to ship VMB’s to Azerbaijan in the quarter.

Seawell has been awarded a contract by Statoil for the provision of mechanical wireline services on the Gudrun and Valemon fields, as well as all wireline work at the West Elara on the Gullfaks satellites. Optional wells on the Brynhild field are also included in the contract. The contract has a firm duration of 2 years with 2 x 1 year options. Together with the already existing contracts with Statoil on the Morvin and Tyrihans fields this secures Seawell an estimated combined annual contract value of approximately NOK80 million.

The awarded scope of work has High Pressure High Temperature (HPHT) reservoirs, conditions in which Seawell has a long track record. The HPHT nature of each well places significant demands on the surface equipment as well as highly qualified personnel.

Seawell has also been awarded a contract by Statoil for the provision of secure well suspension services in the Gudrun field on the Norwegian continental shelf. Seawell will deploy it’s V0-rated VMB barrier technology during this multi-year project. The Gudrun development program will involve the temporary suspension for periods of up to 3 years. The HPHT nature of each well places significant demands on well suspension technology. The VMB plug technology has proven it’s gas-tight, zero-leak credentials in over 600 successful deployments world-wide

TecWel cased hole logging operations reported a record quarter with revenues of NOK55 million. The unit has in the quarter successfully executed several commercial jobs with the new downhole active ultrasound tool, the Well Performance Eye (WPE).

Organisation

The company has continued to recruit several key managers with strong industry experience. Significant efforts have been put into the planning of an effective integration of Seawell and Allis-Chalmers. It has been of particularly importance that the customers from both companies should benefit from the integration.

Subsequent Events

On January 27, 2011 Seawell Acquired Universal Wireline for USD 25.5 million on a debt and cash free basis. Seawell used existing cash reserves to complete the acquisition.

Universal Wireline will be merged with recently acquired Gray Wireline expanding the capabilities of the largest pure play cased hole wireline company in the U.S. The combined companies will command one of the youngest fleets in the industry with a total of 136 wireline units and 6 offshore skids. Gray’s 23 operating districts cover over 85% of all active U.S. drilling rigs and generate a balanced revenue stream from liquids and gas. The company is a leading provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin.

Strategy

Seawell’s strategic objective is to build a profitable and high growth well company focused on offering a differentiated portfolio of products and services through its two business segments, Drilling Services and Well intervention Services. The key strategies to achieve this objective are:

•	Developing and maintaining a solid footprint in each of the world’s significant oil producing regions through good customer relationships, strong local presence and superior personnel;

•	Exploiting opportunities to strengthen Seawell’s service offering by acquiring or developing unique technologies and skills within the drilling and well services market; and

•	Developing and providing packaged, services across Seawell’s operating divisions in response to customer requirements.

Outlook

The merger with Allis-Chalmers and the purchase of Gray and Universal Wireline will transform Seawell into a leading international oilfield services company. The combined company will deploy a highly focused business model centred on the well. The Board has proposed that the new combined Company will change name to Archer.

The major challenge for management in the coming quarters is to secure a successful integration, hereunder reduced overall cost and increase the product and service sales.

The market condition for the Archer’s products and services continues to improve as the Oil price remain high and The Company expects continued growth in Well Intervention Services in the first quarter. Results from Drilling Services are expected flat due to seasonal effects. Results in Gray Wireline will be negatively influenced by extreme weather conditions in the US. The trend for the business in Allis-Chalmers is encouraging.

Seawell has in 2010 created a solid platform for future profitable growth, and the Board remains optimistic about the prospects for the new company, Archer.

February 23, 2011

The Board of Directors

Seawell Limited

Hamilton, Bermuda

Questions should be directed to:

Jørgen Peter Rasmussen, Chief Executive Officer, Seawell Management Limited

Lars Bethuelsen, Chief Financial Officer, Seawell Management AS

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

DISCLAIMER

This presentation is being made only to, and is only directed at, persons to whom such presentation may lawfully be communicated (“relevant persons”). Any person who is not a relevant person should not act or rely on this presentations or any of its contents. This presentation does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in the Company or any affiliated Company thereof. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about, and observe, such restrictions.

This presentation may include certain forward-looking statements, estimates, predictions, influences and projections with respect to anticipated future performance and as to the market for products or services which may reflect various assumptions made by the management of the Company. These assumptions may or may not prove to be correct and no representation is made as to the accuracy of such statements, estimates, projections, predictions and influences. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The information and opinions contained in this presentation are subject to change without notice and the Company assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.”

Forward-looking statements

This news release contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seawell management’s examination of historical operating trends.

Including among other factors that in the Company’s view could cause actual results to differ materially from the forward-looking statements contained in this press release are the following: the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, government regulations, changes in economical conditions or political events, inability of the Company to obtain financing for new investments on favourable terms, changes of the spending plan of our customers, changes in the Company’s operating expenses including crew wages, insurance, repairs and maintenance, failure of yards to comply with delivery schedules on a timely basis and other important factors mentioned from time to time in our reports filed with the Norwegian Securities Dealers Association.

Exhibit 99.7

Seawell Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended December 31, 2010 and 2009 and for the twelve months ended December 31, 2010 and 2009	2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended December 31, 2010 and 2009 and for the twelve months ended December 31, 2010 and 2009	3

Unaudited Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009	4

Unaudited Consolidated Statements of Cash Flows for the twelve months ended December 31, 2010 and 2009	Page 5

Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the twelve months ended December 31, 2010	Page 7

Notes to Unaudited Interim Financial Statements	Page 8

1

Seawell Limited

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

for the three months ended December 31, 2010 and 2009 and the twelve months ended December 31, 2010 and 2009

(In millions of NOK, except per share data)

	For the three month period ended December 31,		For the twelve month period ended December 31,
	2010	2009	2010	2009

Operating revenues
Operating revenues	1 029.3	728.1	3 687.5	3 101.2
Reimbursables	233.9	133.7	641.4	723.6

Total operating revenues	1 263.2	861.8	4 328.9	3 824.8

Operating expenses
Operating expenses	862.3	583.2	3 038.0	2 538.3
Reimbursable expenses	228.1	127.9	617.1	692.5
Depreciation and amortization	36.9	36.8	136.2	131.6
General and administrative expenses	54.0	36.7	152.0	103.1

Total operating expenses	1 181.2	784.6	3 943.2	3 465.5

Net operating income	82.0	77.2	385.7	359.3

Financial items
Interest income	3.2	1.3	9.3	5.6
Interest expenses	(53.9)	(23.5)	(132.9)	(96.8)
Share of result in associated company	(1.9)	0.0	(1.9)	0.0
Other financial items	(5.3)	(0.5)	(93.8)	(33.1)

Total financial items	(57.9)	(22.7)	(219.4)	(124.3)

Income/(loss) before income taxes	24.1	54.5	166.3	235.1

Income taxes	(23.2)	(12.8)	(92.6)	(60.6)
Net income/(loss)	0.9	41.7	73.7	174.4

Net income/(loss) attributable to the parent	0.9	42.0	74.1	176.2
Net income attributable to the non-controlling interest	(0.0)	(0.3)	(0.4)	(1.8)

Basic earnings/(loss) per share (NOK)	0.00	0.38	0.49	1.60
Diluted earnings/(loss) per share (NOK)	0.00	0.38	0.47	1.59

See accompanying notes that are an integral part of these Consolidated Financial Statements.

2

Seawell Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three months ended December 31, 2010 and 2009 and the twelve months ended December 31, 2010 and 2009

(In millions of NOK)

	For the three month period ended December 31,		For the twelve month period ended December 31,
	2010	2009	2010	2009

Net income/(loss)	0.9	41.7	73.7	174.4

Other comprehensive income/(loss), net of tax:
Unrealized gain on foreign exchange	25.1	(3.5)	27.4	1.3
Actuarial gain relating to pension	(67.3)	45.1	(67.3)	45.1
Other comprehensive gains/losses	1.7	9.4	(5.6)	10.1

Other comprehensive income/(loss):	(40.5)	51.0	(45.5)	56.5

Total comprehensive income/(loss) for the period	(39.6)	92.7	28.2	230.9

Comprehensive income/(loss) attributable to the parent	(39.6)	92.4	27.6	229.1
Comprehensive income attributable to the non-controlling interest	(0.0)	(0.3)	(0.4)	(1.8)

Accumulated other comprehensive income as per December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on foreign exchange	18.0	(9.4)
Actuarial gain/(loss) relating to pension	(25.5)	41.8
Other comprehensive gains/losses	(7.7)	(2.1)

Accumulated other comprehensive income period end	(15.2)	30.3

Note: All items of other comprehensive income/(loss) are stated net of tax.

The applicable amount of income taxes associated with unrealized gain on foreign exchange and other comprehensive gains/losses is NOK 0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. The applicable amount of income taxes associated with actuarial loss related to pension is NOK 7.1 million as this item related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

3

Seawell Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and December 31, 2009

(In millions of NOK)

	December 31, 2010	December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	1 023.6	236.7
Restricted cash	71.5	51.8
Accounts receivables, net	889.5	550.4
Other current assets	378.6	191.0

Total current assets	2 363.2	1 029.9

Non-current assets
Investment in associates	30.9	0.0
Drilling equipment and other fixed assets	650.6	404.9
Asset under construction	184.5	167.0
Deferred tax assets	31.5	9.3
Other intangible assets	343.9	135.7
Goodwill	2 091.3	1 589.8
Other non current asset	27.3	3.2

Total non-current assets	3 359.9	2 309.9

Total assets	5 723.1	3 339.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11.0	260.8
Other current liabilities	956.0	509.5
Amounts due to parent	0.0	191.1

Total current liabilities	967.1	961.4

Non-current liabilities
Subordinated loan	0.0	613.6
Long-term interest bearing debt	1 128.8	987.7
Deferred taxes	75.2	0.0
Other non-current liabilities	278.1	149.8

Total non-current liabilities	1 482.1	1 751.1

Shareholders’ equity
Common shares of par value US$2.00 per share:
600,000,000 shares authorized at December, 2010
(December 31, 2009: 300,000,000)

225,400,050 outstanding at December, 2010
(December, 31 2009: 110,000,050)	2 622.4	1 198.4
Additional paid in capital	1 357.7	163.3
Retained earnings	411.0	336.9
Accumulated other comprehensive income (loss)	(15.2)	30.3
Other equity	(1 102.1)	(1 102.1)
Non-controlling interest	0.1	0.5

Total shareholders’ equity	3 273.9	627.3

Total liabilities and shareholders’ equity	5 723.1	3 339.8

See accompanying notes that are an integral part of these Consolidated Financial Statements

4

Seawell Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

for the nine months ended September, 2010 and 2009

(In millions of NOK)

	12 month period ended December 31,	12 month period ended December 31,
	2010	2009
Cash Flows from Operating Activities
Net income/(loss)	73.7	174.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136.2	131.6
Share-based compensation expense	(9.4)	7.0
Change in pension	(8.5)	(19.3)
Deferred income tax	16.2	(11.3)
Unrealized foreign exchange loss (gain)	37.0	59.3
Change in long-term receivables	58.4	1.1
Changes in other non-current liabilities	52.7	5.4
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable and other short-term receivables	(389.7)	170.6
Trade accounts payable and other short-term liabilities	346.1	(175.1)
Other, net	(7.7)	—

Net cash provided by operating activities	305.0	343.7

Cash Flows from Investing Activities
Additions to drilling equipment and other fixed assets	(150.1)	(138.9)
Additions to asset under construction	(17.5)	(12.0)
Sale of rigs, vessels and equipment	19.0	—
Acquisition of subsidiaries	(1 066.4)	(31.0)
Acquisition of shares in associated companies	(40.0)	—
Proceeds from sale of shares in subsidiaries	100.5	—
Change in restricted cash	(19.7)	12.6
Cash assumed in the purchase of subsidiaries	26.0	1.3

Net cash used in investing activities	(1 148.2)	(168.0)

Cash Flows from Financing Activities
Proceeds from debt	—	39.2
Repayments of debt	(113.2)	(233.1)
Proceeds from issuance of equity	1 852.1	—
Issuance costs in connection with issuance of equity	(26.3)	—
Debt fees paid	(82.5)	(0.2)

Net cash provided by financing activities	1 630.0	(194.1)

Effect of exchange rate changes on cash and cash equivalents	(53.4)	31.0

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Net increase/(decrease) in cash and cash equivalents	786.9	12.6
Cash and cash equivalents at beginning of the year	236.7	224.1

Cash and cash equivalents at the end of period	1 023.6	236.7

Supplementary disclosure of cash flow information
Interest paid	(56.6)	(60.9)
Taxes paid	(35.6)	(68.3)

On August 18, 2010 the Company completed a private placement of NOK 2 654.2 million. A total of NOK 802.1 million in loans to Seadrill was settled as a conversion of debt to equity and has therefore no cash effect.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

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INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Seawell Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’

EQUITY

for the 12 months ended December 31, 2010

(In millions of NOK)

	Share Capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Other equity	Non-controlling interest	Total shareholders’ equity
Balance at December 31, 2009	1 198.4	163.3	30.3	336.9	(1 102.1)	0.5	627.3
Private Placement	1 424.0	1 203.8					2 627.8
Employee stock options issued		(9.4)					(9.4)
Foreign exchange differences			27.4				27.4
Changes in actuarial gain relating to pension			(67.3)				(67.3)
Change in unrealized gain on interest rate swaps			(5.6)				(5.6)
Non-controlling interest						(0.4)	0.0
Net income				74.1			73.7

Balance at December 31, 2010	2 622.4	1 357.7	(15.2)	411.0	(1 102.1)	0.1	3 273.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

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INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Note 1 – General information

Seawell Limited (the “Company” or “Seawell”) is a global oilfield service company providing drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. The Company employs approximately 3 600 skilled and experienced people.

Seawell was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited (“Seadrill”). Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the entities comprising Seadrill`s Well Service division on October 1, 2007. The consideration for the shares was NOK 2 413.1 million and has been accounted for as a common control transaction. As of December 31, 2010 Seawell was owned 52.26% by Seadrill.

As used herein, unless otherwise required by the context, the term “Seawell” refers to Seawell Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Seawell and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined. The use herein of such terms as group, organisation, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements as at December 31, 2009. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The amounts are presented in Norwegian Kroner rounded to the nearest hundred thousand, unless otherwise stated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements and accompanying notes for the year ended December 31, 2009.

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New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance that eliminates the qualifying special purpose entity concept, changes the requirements for derecognizing financial assets and requires enhanced disclosures about transfers of financial assets. The guidance also revises earlier guidance for determining whether an entity is a variable interest entity, requires a new approach for determining who should consolidate a variable interest entity, changes when it is necessary to reassess who should consolidate a variable interest entity, and requires enhanced disclosures related to an enterprise’s involvement in variable interest entities. We adopted the guidance effective January 1, 2010, which did not have an effect on our financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The guidance is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the effects that the guidance may have on our financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our financial position, results of operations or cash flows.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any material effect on its consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal year 2011. The Company does not believe that adoption of this guidance will have a material effect on its consolidated financial statements.

Note 2 – Segment information

The Company provides drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore oil and gas industry. Seawell’s reportable segments consist of the primary services it provides. Although Seawell’s segments are generally influenced by the same economic factors, each represents a

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distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company’s combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2010, the Company operates in the following two segments:

•	Drilling Services: The Company performs platform drilling, drilling facility engineering and modular rig activities on several fixed installations in the North Sea.

•

Well Services: The Company performs various well intervention and oilfield technology services, including but not limited to conveying of logging, perforation, zonal isolation, well clean up, leak detection services and fishing.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company’s consolidated financial statements.

	For the three month period ended December 31,		For the twelve month period ended December 31,
Revenues from external customers	2010	2009	2010	2009
(in millions of NOK)

Drilling Services	1 027.9	720.1	3 577.6	3 199.4
Well Services	235.3	141.7	751.3	625.4

Total operating revenues	1 263.2	861.8	4 328.9	3 824.8

Depreciation and amortization
(in millions of NOK)

Drilling Services	13.8	13.5	53.6	53.7
Well Services	23.1	23.3	82.5	77.9

Total depreciation and amortization	36.9	36.8	136.2	131.6

Operating income - net income
(in millions of NOK)

Drilling Services	51.6	68.3	282.9	284.6
Well Services	30.4	8.9	102.8	74.7

Operating income	82.0	77.2	385.7	359.3
Unallocated items:
Total financial items	(57.9)	(22.7)	(219.4)	(124.3)
Income taxes	(23.2)	(12.8)	(92.6)	(60.6)

Net income	0.9	41.7	73.7	174.4

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INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Total assets	December 31, 2010	December 31, 2009

(in millions of NOK)

Drilling Services	2 660.2	1 924.5
Well Services	3 062.9	1 415.3

Total	5 723.1	3 339.8

	For the three month period ended December 31,		For the twelve month period ended December 31,
Capital expenditures	2010	2009	2010	2009
(in millions of NOK)

Drilling Services	35.8	9.3	99.5	76.2
Well Services	16.8	5.8	69.0	74.7

Total expenditures	52.6	15.1	168.5	150.9

Total goodwill	Drilling Services	Well Services	Total
(In millions of NOK)

Seadrill’s purchase of Smedvig	650.1	354.8	1 004.9

Balance at December 31, 2006	650.1	354.8	1 004.9

Acquisition of Wellbore Solutions AS	—	15.2	15.2

Balance at December 31, 2007	650.1	370.0	1 020.1

Acquisition of Noble Corporation’s North Sea Platform Division	156.5	—	156.5
Acquisition of Peak Well Solutions AS	—	309.4	309.4
Acquisition of Tecwel AS	—	119.1	119.1

Balance at December 31, 2008	806.6	798.5	1 605.1

Adjustment of purchase price Peak Well Solutions AS	—	(2.3)	(2.3)
Exchange rate fluctuations on goodwill measured in foreign currency	(13.0)	—	(13.0)

Balance at December 31, 2009	793.6	796.2	1 589.8

Acquisition of RIS and ROMEG	26.9	—	26.9
Final settlement Peak Well Solutions AS	—	3.8	3.8
Acquisition of Viking Intervention Technology AS	—	21.4	21.4
Acquisition of Gray Holdco Inc.	—	466.3	466.3
Sale of Viking Intervention Technology AS	—	(21.4)	(21.4)
Exchange rate fluctuations on goodwill measured in foreign currency	(3.3)	7.6	4.3

Balance at December 31, 2010	817.2	1 273.9	2 091.3

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INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Note 3 – Taxes

The income taxes for the period ended December 31, 2010 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	12 month period ended December 31, 2010	12 month period ended December 31, 2009
(in millions of NOK)

Income taxes related to other countries
Norway	74.5	48.0
UK	8.5	11.1
US	1.3	0.2
Other	8.3	1.3

Total	92.6	60.6

The high effective tax rate for the fourth quarter and the whole year 2010, is mainly explained by foreign exchange losses recorded in a non taxable jurisdiction.

The Company’s operations in the UK, US, Brazil, Singapore, Australia, Norway and Denmark are taxable.

Note 4 – Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

There is no difference in the components of the numerator for the calculation of basic and diluted EPS

The components of the denominator for the calculation of basic and diluted EPS are as follows:

In thousand	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009

Basic earnings per share:
Weighted average number of common shares outstanding	225,400	110,001	152,050	110,001
Diluted earnings per share:

Weighted average number of common shares outstanding	229,281	110,568	155,930	110,568
Effect of dilutive share options	3,880	568	3,880	568

The Company does not have securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted.

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Note 5 – Financial items

	Three months ended December 31,		Twelve months ended December 31,
(In millions of NOK)	2010	2009	2010	2009

Foreign exchange gain (loss)	(6.9)	(0.3)	(91.1)	(28.4)
Other items	1.6	(0.2)	(2.7)	(4.7)

Total other financial items	(5.3)	(0.5)	(93.8)	(33.1)

Interest expenses in fourth quarter and the whole year 2010 is impacted by unamortized debt issue cost charged to the income statement following refinancing of debt in Q4 2010

Note 6 – Drilling equipment and other fixed assets

Drilling equipment

(In millions of NOK)	December, 31 2010	December 31, 2009
Cost	1019.8	745.1
Accumulated depreciation	(583.1)	(449.0)

Net book value	436.7	296.1

Depreciation and amortization expense was NOK 86.9 million for the twelve months ended December 31, 2010 and NOK 87.5 million for the twelve months end December 31, 2009. The depreciation and amortization expense for the three months ended December 31, 2010 and December 31, 2009 was NOK 23.0 million and NOK 25.2 million, respectively.

Other fixed assets

(In millions of NOK)	December 31, 2010	December 31, 2009
Cost - office equipment, furniture, fittings and motor vehicles	358.8	137.1
Accumulated depreciation	(144.9)	(28.3)

Net book value	213.9	108.8

Depreciation and amortization expense was NOK 23.2 million for the twelve months ended December 31, 2010 and NOK 11.2 million for the twelve months end December 31, 2009. The depreciation and amortization expense for the three months ended December 31, 2010 and December 31, 2009 was NOK 7.5 million and NOK 2.4 million, respectively.

Seawell sold Sandsliåsen 59 AS July 1, 2010 to Rasmussen Eiendom AS. Seawell will continue to utilize the premises under a 10 year lease with Rasmussen, paying rental charges amounting to MNOK 4.5 yearly. The Company has recognized a gain of NOK 13.9 million which will be amortized over the life of the lease.

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INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Note 7 – Assets under construction – Modular Rig

(In millions of NOK)	December 31, 2010	December 31, 2009
Cost	184.5	167.0
Accumulated depreciation	—	—

Net book value	184.5	167.0

Included in capitalized cost of asset under construction are interest expenses and loan related cost of NOK 5.0 million for the period ended December 31, 2010 (NOK 5.3 million for the year ended December 31, 2009).

Note 8 – Intangible assets

The following table discloses the Company’s intangible assets:

(In millions of NOK)	December 31, 2010	December 31, 2009

Intangible assets
Cost	396.5	174.9
Accumulated depreciation and amortization	(64.9)	(39.2)
Currency adjustments	12.3	—

Net book value	343.9	135.7

Depreciation and amortization year to date	25.8	23.5

The cost at December 31, 2010 of NOK 396.5 million consists of identified technology of NOK 84.6 million , and customer relationships of NOK 311.9 million (including NOK 211.7 million acquired since the year end). The remaining average amortization period as of December 31, 2010 for the intangible assets is 103 months (85 months for technology and 107 months for customer relationships).

Note 9 – Goodwill

In the twelve month period ended December 31, 2010 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of NOK)	Period ended December 31, 2010	Year ended December 31, 2009
Net book balance at beginning of period	1 589.8	1 605.2
Goodwill acquired during the period	497.1	—
Currency adjustments	4.4	(13.0)
Other adjustments	—	(2.4)

Net book balance at end of period	2 091.3	1 589.8

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

The goodwill acquired during 2010 represents the excess of purchase price over the fair value of tangible and identifiable intangible asset acquired, which represents primarily intangible assets which are not separately identifiable.

Note 10 – Long-term interest bearing debt and interest expenses

(in millions of NOK)	December 31, 2010	December 31, 2009

MNOK 1 500 Revolving Credit facility	—	1 214.1
MUSD 550 Multicurrency Term and Revolving Facility	1 109.2	—
Other loans and capital lease liability	30.6	34.4
Subordinated loan from parent	—	613.6

Total loans and capital lease liability	1 139.8	1 862.1

Less: current portion	(11.0)	(260.8)

Long-term portion of interest bearing debt	1 128.8	1 601.3

On 7 September 2010, Seawell entered into a NOK 1,500 million Revolving Credit Facility Agreement with Fokus Bank, the Norwegian branch of Danske Bank AS, for general corporate purposes, replacing the December 2007 NOK 1,500 million Senior Bank Debt Facility Agreement outstanding as per second quarter 2010, capital expenditures, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements.

Seawell entered on November 11, 2010, into a USD 550 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility was to replace Seawell’s existing NOK 1,500 million Revolving Credit Facility Agreement entered into on September 7, 2010, general corporate purposes, to partially finance the cash option to Allis-Chalmers’ shareholders if exercised as part of Seawell’s’ acquisition of Allis-Chalmers, and to refinance existing indebtedness in Allis –Chalmers and its subsidiaries.

The USD 550 million facility is divided into three tranches. The first tranche, Tranche A, is for USD 250 million, the second tranche, Tranche B, is for USD 85 million, while the third tranche, Tranche C, is for USD 215 million. The final maturity date of all three tranches is five years from the signing date of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

As of the end of the forth quarter, NOK 1.000 million and EUR 14 million of the facility had been drawn.

The three Tranches made under the USD 550 million Multicurrency Term and Revolving Facility Agreement shall be secured by pledges over shares in Material Subsidiaries, and assignment over intercompany debt, as well as by Guarantees issues by the Material Subsidiaries.

Repayment of subordinated loan to parent

Subsequent to the private placement Seawell repaid the subordinated loan and short term loan to Seadrill Limited

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

The outstanding debt as of December 31, 2010 is repayable as follows:

(in millions of NOK) Year ending December 31
2011	11.0
2012	8.7
2013	6.2
2014	3.0
2015	1 110.9

Total debt	1 139.8

The Company’s Multicurrency Term and Revolving Facility Agreement contains certain financial covenants, including, among others:

•	The Company’s total consolidated Net Interest Bearing Debt shall not exceed 3.0x EBITDA

•	The Company’s minimum ratio of equity to total assets of at least 30.0%

•	The Company is to maintain the higher of USD 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of December 31, 2010, the Company is in compliance with all of the covenants under its long-term facilities.

Interest rate swap agreement

The Company has entered into an interest rate swap agreement, securing the interest rate on NOK 750 million of the credit facility for 3.5 years. The agreement was entered into in mid March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of December 31, 2010 was a liability of NOK 11.1 million and is included within other non-current liabilities.

Note 11 – Share capital

	December 31, 2010		December 31, 2009
All shares are common shares of $2.00 par value each	Shares	NOKmillion	Shares	NOKmillion

Authorized share capital	600 000 000	7 012.8	300 000 000	3 241.0

Issued, outstanding and fully paid share capital	225 400 050	2 622.4	110 000 050	1 198.4

The authorized share capital has been translated at the rate in effect on October 1, 2007, the date of incorporation.

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value US$2.00 each were issued. In October 2007 there was one share issue of 80 000 000 shares at NOK 13.75

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

per share and one issue of 20 000 000 shares at NOK 13.75 per share. At the end of December 2007 a total of 100 000 050 shares of par value US$ 2.00 each were issued and outstanding.

In April 2008 there was an equity issue of 10 000 000 shares at NOK 19.50 per share.

There were no new shares issued in 2009.

In August 2010 Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 pr share, amounting to proceeds of NOK 2 627.1 million net of brokers fee of NOK 26.3 million.

Note 12 – Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company’s principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

•	Seadrill Limited (“Seadrill”)

•	Frontline Management (Bermuda) Limited (“Frontline”)

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill’s Well Service division. Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was NOK 2 413.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of NOK 1 102.1 million. The Company’s acquisition of companies comprising the previous Seadrill well service division was financed with a subordinated loan from Seadrill amounted to NOK 613.6 million as of December 31, 2009. As of December 31, 2010, the subordinated loan was fully paid as a consequence of conversion of debt to equity in connection with the Private Placement held on August 23, 2010. The interest on the subordinated loan is added to the principal and is charged to the income statement item ‘Interest expense’ as it does not merit separate disclosure. Interest expenses incurred on the subordinated loan are NOK 25 million in 2010.

As of December 31, 2010, all short term loans to Seadrill were repaid as a consequence of conversion of debt to equity in connection with the private placement on August 23, 2010. (NOK 191.1 million at December 31, 2009) The interest rate on the short term loans is 3 months NIBOR + 1.25 % and interest accreted during 2010 is NOK 4.517 million.

Seadrill Management AS, a company within the Seadrill group has charged the Company a fee of NOK 0 million and NOK 1.6 million for these services in the three months and twelve months ended December 31, 2010, respectively, and NOK 11.3 million in 2009 .Frontline provides management support and administrative services for the Company, and charged the Company fees of NOK 0.3 million and NOK 1.0 million for these services in the three months and twelve months ended December 31, 2010, respectively, and NOK 0 million and NOK 0.2 million in the three months and twelve months ended December 31, 2009, respectively. NOK 0.3 million in the consolidated statement of operations were included within other payables as at December 31, 2010.

These amounts are included in “General and administrative expenses”, as they do not merit separate disclosure.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Note 13 – Fair value of financial instruments

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2010 and December 31, 2009 are as follows:

	December 31, 2010		December 31, 2009
(In millions of NOK)	Fair value	Carrying value	Fair value	Carrying value

Non-Derivatives
Cash and cash equivalents	1 023.6	1 023.6	236.7	236.7
Restricted cash	71.5	71.5	51.8	51.8

Current portion of long term floating rate debt	11.0	11.0	260.8	260.8
Long term interest bearing debt	1 128.8	1 128.8	1 601.3	1 601.3
Derivatives
Interest rate Swap agreements	11.1	11.1	5.5	5.5

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
(in millions of $)	December 31, 2010	(Level 1)*	(Level 2)*	(Level 3)*
Assets:
Cash and cash equivalents	1 023.6	1 023.6
Restricted cash	71.5	71.5

Total assets	1 095.1	1 095.1	—	—

Liabilities:
Current portion of long term debt	11.0	11.0
Long-term portion of floating rate debt	1 128.8	1 128.8
Interest rate swap contracts – short term payables	11.1		11.1

Total liabilities	1 150.9	1 139.8	11.1	—

*	Level 1: Quoted prices in active markets for identical assets.
*	Level 2: Significant other observable inputs.
*	Level 3: Significant unobservable inputs.

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as of December 31, 2010 and December 31, 2009. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at December 31, 2010 and December 31, 2009.

Note 14 – Commitments and contingencies

Purchase Commitments

In February 2008, Seawell ordered a modularized drilling rig (Well Service Unit). The estimated capital expenditure for the unit is some EUR 34 million (NOK 265 million). As of December 31, 2010 Seawell has paid EUR 17.8 million (NOK 155.8 million) to the builder.

Legal Proceedings

The company had no legal proceedings as at December 31, 2010.

Note 15 – Acquisitions and sales

Acquisition of Viking Intervention Technology AS

On April 30, 2010 Seawell announced the acquisition of Viking Intervention Technology AS for a consideration of NOK 50 million. The purchase price has been calculated to NOK 70 million taking into account certain contingent considerations. Viking Intervention Technology is a company developing an integrated carbon cable intervention system and was acquired for its complimentary product portfolio. This acquisition has had the effect on the financial statements of the Company as follows:

The purchase price has been allocated as follows:

(in NOK million)	Viking Intervention Technology AS
Current assets
Cash and cash equivalents	0.1
Accounts receivable	2.8
Other current asset	4.8
Total current assets	7.7

Non-current assets
Drilling equipment and other fixed asset	4.7
Other intangible asset	70.1
Goodwill	21.3
Total non-current assets	96.1

Current liabilities
Other current liabilities	6.4
Total current liabilities	6.4

Deferred taxes	18.3
Other non-current liabilities	9.3
Total non-current liabilities	27.6

Total purchase price (fair value)	70.0

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Joint Venture with IKM

In November 2010 Seawell formally closed the agreement with the IKM Group where IKM Group assumed 50% of the shares in C6 Technologies AS through an equity issue, and C6 Technologies AS simultaneously purchased 100% of the shares in Viking Intervention Technology AS under the same terms as the initial share purchase agreement.

Following the loss of control in C6 Technologies AS and Viking Intervention Technology AS, Seawell deconsolidated C6 Technologies AS, and has accounted for the investment in C6 Technologies AS as an investment in associates in the balance sheet as of December 31, 2010.

Acquisition of Rig Inspection Services Limited

On August 5, 2010 Seawell announced the signing of a Sale/Purchase agreement with the shareholders of Rig Inspection Services Limited (RIS), a private company based in Singapore and Australia, for a price of NOK 55.3 million, where NOK 20.8 million is considered contingent based on financial performance over the next two years. The addition of RIS to Seawell compliments the Seawell drilling facility engineering capabilities and allows Seawell to offer its clients a very broad range of inspection services on rigs, risers and drilling equipment on a global basis.

The purchase price has been allocated as follows:

(in NOK million)	Rig Inspection Services Limited
Current assets
Cash and cash equivalents	3.6
Accounts receivable	14.8
Other current asset	1.1
Total current assets	19.5

Non-current assets
Drilling equipment and other fixed asset	0.9
Other intangible asset	13.8
Goodwill	26.9
Total non-current assets	41.6

Current liabilities
Accounts payable	3.3
Other current liabilities	2.5
Total current liabilities	5.8

Total purchase price (fair value)	55.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Acquisition of Gray Wireline Service, Inc.

On December 16, 2010 Seawell announced the acquisition of Gray Wireline Service, Inc. for a consideration of MNOK 957.1. Gray Wireline is the largest independent cased hole wireline company in the U.S, and is an important step in Seawell’s product and service expansion.

The purchase price has upon closing been allocated as follows:

(in NOK million)	Gray Wireline Service, Inc.
Current assets
Cash and cash equivalents	16.0
Accounts receivable	102.8
Deferred tax asset	68.3
Other current asset	21.5
Total current assets	208.6

Non-current assets
Property and equipment	259.7
Other intangible asset	208.1
Goodwill	473.9
Total non-current assets	941.7

Current liabilities

Accounts payable	35.5
Deferred tax liability	147.2
Other current liabilities	10.5
Total current liabilities	193-2

Total purchase price (fair value)	957.1

Note 16 – Subsequent Event

Acquisition of Universal Wireline

On January 27, 2011 Seawell announced the acquisition of Universal Wireline for MUSD 25,5 on a interest bearing debt and cash free basis. Universal Wireline will be merged with Gray Wireline expanding the capabilities of the largest pure play cased hole wireline company in the US.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Supplemental (unaudited) financial information for Allis-Chalmers Energy Inc.

ALLIS-CHALMERS ENERGY INC

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)

Revenues	$186 363	$128 629	$659 665	$506 253
Operating costs and expenses
Direct costs	142 060	98 301	498 120	379 437
Depreciation and amortization	23 558	21 179	88 924	82 998
Selling, general and administrative expense	23 485	10 168	60 434	50 763
Loss on asset dispositions	10 624	(314)	10 624	1 602
Total operating costs and expenses	199 727	129 334	658 102	514 800

Income (loss) from operations	(13 364)	(705)	1 563	(8 547)
Other income (expense)
Interest expense	(11 839)	(10 653)	(45 825)	(48 145)
Interest income	38	19	537	72
Gain on debt extinquishment	—	—	—	26 365
Other	(732)	(567)	(3 211)	(798)

Total other expense	(12 533)	(11 201)	(48 499)	(22 506)

Net loss before income taxes	(25 897)	(11 906)	(46 936)	(31 053)

Income tax benefit	3 861	3 061	7 424	9 863

Net loss	(22 036)	(8 845)	(39 512)	(21 190)

Preferred stock dividend	(637)	(637)	(2 548)	(1 302)

Net loss attributed to comon stockholders	$(22 673)	$(9 482)	$(42 060)	$(22 492)

Net loss per common share:
Basic	$(0,31)	$(0,13)	$(0,59)	$(0,42)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Diluted	$(0,31)	$(0,13)	$(0,59)	$(0,42)

Weighted average shares outstanding:
Basic	72 378	70 983	71 726	53 669

Diluted	72 378	70 983	71 726	53 669

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

ALLIS-CHALMERS ENERGY INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands)

	December 31, 2010	December 31, 2009
(unaudited)
ASSETS
Cash and cash equivalents	$20 940	$41 072
Trade receivables, net	144 960	105 059
Inventories	42 140	34 528
Deferred income tax asset	1 835	3 790
Prepaid expenses and other	9 192	13 799

Total current assets	219 067	198 248

Property and equipment, net	723 234	746 478
Goodwill	46 333	40 639
Other intangible assets, net	33 899	32 649
Debt issuance costs, net	7 405	9 545
Deferred income tax asset	37 602	22 047
Other assets	8 116	31 014

Total assets	$1 075 656	$1 080 620

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current maturities of long-term debt	$15 215	$17 027
Trade accounts payable	46 042	34 839
Accrued salaries, benefits and payroll taxes	32 790	22 854
Accrued interest	15 524	15 821
Accrued expenses	30 676	21 918

Total current liabilities	140 247	112 459

Deferred income tax liability	8 240	8 166
Long-term debt, net of current maturities	478 225	475 206
Other long-term liabilities	233	1 142

Total liabilities	626 945	596 973

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Commitments and contingencies
Stockholders’ Equity
Preferred stock	34 183	34 183
Common stock	737	714
Capital in excess of par value	429 924	422 823
(Accumulated Deficit) retained earnings	(160 133)	25 927

Total stockholders’ equity	448 711	483 647

Total liabilities and stockholders’ equity	$1 075 656	$1 080 620

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR

INTO THE UNITED STATES, CANADA, AUSTRALIA, OR JAPAN.

Exhibit 99.8

SEAWELL - COMPLETION OF SHARE CAPITAL INCREASE FOLLOWING FROM THE

MERGER WITH ALLIS-CHALMERS ENERGY INC.

Hamilton, Bermuda (March 4, 2011)

Seawell Limited (OSE: SEAW) announced today that, based on the election results in connection with the merger with Allis-Chalmers Energy Inc, Seawell Limited has issued 97,071,710 common shares and paid approximately USD 18 million in connection with the merger. Approximately 95% of Allis-Chalmers stockholders elected to receive stock and approximately 5% elected to receive cash or made no election. The authorized share capital of Seawell Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Following completion of the merger the issued, fully paid and outstanding share capital of Seawell Limited is USD 644,943,520 divided into 322,471,760 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

1

Exhibit 99.9

SEAWELL - Share capital increase - exercise of options

Hamilton, Bermuda (March 9, 2011)

In connection with Seawell’s option program, 12,778 options have been exercised at a strike price of NOK 18.48 per share, and 33,333 options have been exercised at a strike price of NOK 10.00 per share. After these transactions, the total number of options outstanding in Seawell Limited is 10,368,370.

In connection with the exercised options, Seawell Limited has issued 46,111 common shares. The authorized share capital of Seawell Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Seawell Limited following the share capital increase is USD 645,035,742 divided into 322,517,871 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

1

Exhibit 99.10

SEAW - ALLIS-CHALMERS ENERGY INC. 10K FILING

Hamilton, Bermuda (March 16, 2011)

Allis-Chalmers Energy Inc, a wholly owned subsidiary of Seawell Limited, yesterday filed their 10K report with the SEC.

The 10K report is available on the SEC website www.sec.gov.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

1

Exhibit 99.11

SEAWELL - Share capital increase - exercise of options

Hamilton, Bermuda (March 23, 2011)

In connection with Seawell’s option program, 483,333 options have been exercised at a strike price of NOK 16.38 per share. After this transaction, the total number of options outstanding in Seawell Limited is 9,885,037.

In connection with the exercised options, Seawell Limited has issued 483,333 common shares. The authorized share capital of Seawell Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Seawell Limited following the share capital increase is USD 646,002,408 divided into 323,001,204 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

1

Exhibit 99.12

Seawell Limited Announces Change in Control Notice and Offer to Purchase for Allis-Chalmers

Energy Inc. Senior Notes

Hamilton, Bermuda (March 24, 2011)

Seawell Limited Announces Change in Control Notice and Offer to Purchase for Allis-Chalmers

Energy Inc. Senior Notes

9.0% Senior Notes, due 2014

8.5% Senior Notes, due 2017

Seawell Limited (OSE: SEAW) today announced that its wholly-owned subsidiary, Allis-Chalmers Energy Inc. (“Allis-Chalmers”), is notifying holders of its 9.0% Senior Notes, due 2014, and 8.5% Senior Notes, due 2017 (together, the “Notes”), that a Change in Control has occurred on February 23, 2011 as a result of the merger between Seawell Limited and Allis-Chalmers. Pursuant to the terms of the Notes and the notice, holders have the right to require Allis-Chalmers to purchase, on May 20, 2011, all or a portion of such holders’ Notes by way of tendering such Notes to the Depositary and Paying Agent, Global Bondholder Services Corporation, at a price equal to $1,010 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest and Liquidated Damages (as defined in the indentures governing the Notes), if any, up to but not including May 20, 2011. The aggregate principal amount of the Notes is $430.2 million.

A copy of Allis-Chalmers notice to holders specifying the terms, conditions and procedures for tendering the Notes and accepting the Change in Control Purchase Offer will be available through the Depositary and Paying Agent. None of Allis-Chalmers, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising its rights under the Change in Control Purchase Offer.

Note holders’ opportunity to accept the Change in Control Purchase Offer will commence on March 24, 2011, and will terminate at 5:00 p.m., New York City time, on May 17, 2011. Holders may withdraw any previously tendered Notes pursuant to the terms of the Change in Control Purchase Offer at any time prior to 5:00 p.m., New York City time, on May 17, 2011.

The Depositary and Paying Agent and Information Agent for the Change in Control Purchase Offer is: Global Bondholder Services Corporation, 65 Broadway, Suite 723, New York, New York 10006, Attention: Corporate Actions. Requests for documentation and any questions related to the Change in Control Purchase Offer should be directed to Global Bondholder Services Corporation by calling toll-free: (866) 794-2200 or (212) 430-3774 (for banks and brokers).

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

1